SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

CUSIP NUMBER 68618D-10-2

NOTIFICATION OF LATE FILING

(Check One):   [X] Form 10-K    [_] Form 11-K    [_] Form 20-F    [ ] Form 10-Q [ ] Form 10-D [_] Form N-SAR [_] Form N-CSR

For Period Ended: 09/30/2010
[_]  Transition Report on Form 10-K
[_]  Transition Report on Form 20-F
[_]  Transition Report on Form 11-K
[_]  Transition Report on Form 10-Q
[_]  Transition Report on Form N-SAR
For the Transition Period Ended:______________________________

Read attached  instruction  sheet before  preparing  form.  Please print or type.
Nothing in this form shall be  construed to imply that the  Commission  has verified any information contained herein.

If the  notification  relates  to a portion of the  filing  checked  above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Organic Sales & Marketing, Inc.

Full Name of Registrant

Former Name if Applicable

114 Broadway

Address of Principal Executive Office (Street and Number)

Raynham, MA 02767

City, State and Zip Code

PART II - RULE 12b-25(b) AND (c)

If the subject  report could not be filed  without  unreasonable  effort or expense  and  the  registrant  seeks  relief  pursuant  to Rule  12b-25(b),  the following should be completed. (Check box if appropriate.)

(a)	The reasons described in reasonable detail in Part III of thisform could not be eliminated without unreasonable effort or expense;

[X}	(b)
The subject annual report,  semi-annual report, transition reporton Form 10-K,  Form  20-F,  Form 11-K or Form  N-SAR,  or portion thereof  will  be  filed  on or  before  the  15th  calendar  day following  the  prescribed  due date;  or the  subject  quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or  before  the  fifth  calendar  day  following  the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable  detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the  transition  report  portion  thereof  could  not  be  filed  within  the prescribed time period. (Attach extra sheets if needed.)

December 27, 2010

To Whom It May Concern:

This notification is to inform you of our request for extension pursuant to Rule 12b-25(b). Organic Sales and Marketing, Inc. requests an extension because the necessary information required for a timely and thorough filing of Form 10-K could not be completed as due to the fact that the Company underwent significant changes upon the departure of its previous CFO due to health reasons. What with a new part-time Bookkeeper and CFO, and their understanding of the previous CFO’s filing system, the complexities of such filing, and working with the independent auditor, the Company needs additional time to complete the work. In addition, the most recent weather conditions had its impact on filing in a timely manner. The Company fully expects the Form 10-K for the Period Ended, 09/30/2010 to be completed within the allotted time period for such extension.

We thank you in advance for your consideration.

Regards,

/s/ Sam Jeffries, President & CEO
Sam Jeffries, President & CEO

114 Broadway, Raynham, MA 02767  Ph: 1-508-823-1117  Fax: 1-508-823-3117
www.organicsalesandmarketing.com

PART IV - OTHER INFORMATION

(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification

Samuel Jeffries            508                 823-1117

(Name)                     (Area Code) (Telephone Number)

(2)  Have all other periodic  reports  required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter  period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
[x] Yes  [_] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding  period for the last fiscal year will be reflected by the earnings  statements  to be  included  in the  subject  report  or  portion thereof?
[_] Yes  [x] No

If so: attach an explanation of the anticipated  change,  both  narratively and  quantitatively,  and, if  appropriate,  state the reasons why a  reasonable estimate of the results cannot be made.

Organic Sales & Marketing, Inc.
(Name of Registrant as Specified in Charter)

Has  caused  this  notification  to be signed on its  behalf by the  undersigned thereunto duly authorized.

Date: 12/27/2010   By: /s/ Samuel Jeffries
                                       Samuel Jeffries, President

INSTRUCTION:  The form may be signed by an  executive  officer  of the registrant  or by any other duly  authorized  representative.  The name and title of the person signing the form shall be typed or printed  beneath the signature.  If the  statement is signed on behalf of the  registrant  by an authorized  representative  (other than an executive officer),  evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional  misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.  This  form  is  required  by  Rule  12b-25  of the  General  Rules  and Regulations under the Securities Exchange Act of 1934.

2.  One  signed  original  and  four  conformed  copies  of this  form  and amendments  thereto must be completed and filed with the Securities and Exchange Commission,  Washington,  D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information  contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national  securities  exchange on which any class of securities of the registrant is registered.

4.  Amendments to the  notifications  must also be filed on Form 12b-25 but need not restate information that has been correctly  furnished.  The form shall be clearly identified as an amended notification.

5.  ELECTRONIC  FILERS.  This form shall not be used by  electronic  filers unable to timely file a report  solely due to  electronic  difficulties.  Filers unable to submit a report within the time period  prescribed due to difficulties in  electronic  filing  should  comply  with  either  Rule  201 or  Rule  202 of Regulation  S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

6. Interactive data submissions. This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter). Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 and §232.202 of this chapter).